SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

RITA Medical Systems, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

76774E103

(CUSIP Number)

December 31, 2001

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Exhibit Index on Page 12

CUSIP No. 76774E103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Mohr, Davidow Ventures III (“MDV III”) Tax ID Number:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares.

	6.	Shared Voting Power 0 shares.

	7.	Sole Dispositive Power 0 shares.

	8.	Shared Dispositive Power 0 shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 76774E103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) WLPJ Partners (“WLPJ”) Tax ID Number:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares.

	6.	Shared Voting Power 0 shares.

	7.	Sole Dispositive Power 0 shares.

	8.	Shared Dispositive Power 0 shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 76774E103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Lawrence G. Mohr, Jr. (“Mohr”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares.

	6.	Shared Voting Power 0 shares.

	7.	Sole Dispositive Power 0 shares.

	8.	Shared Dispositive Power 0 shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 76774E103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William H. Davidow (“Davidow”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares.

	6.	Shared Voting Power 0 shares.

	7.	Sole Dispositive Power 0 shares.

	8.	Shared Dispositive Power 0 shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 76774E103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jonathan D. Feiber (“Feiber”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares.

	6.	Shared Voting Power 0 shares.

	7.	Sole Dispositive Power 0 shares.

	8.	Shared Dispositive Power 0 shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 76774E103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Nancy J. Schoendorf (“Schoendorf”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares.

	6.	Shared Voting Power 0 shares.

	7.	Sole Dispositive Power 0 shares.

	8.	Shared Dispositive Power 0 shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer RITA Medical Systems, Inc.
	(b)	Address of Issuer's Principal Executive Offices 967 North Shoreline Boulevard Mountain View, CA 94043

Item 2.
	(a)	Name of Person Filing

This Statement is filed by Mohr, Davidow Ventures III, A California Limited Partnership (“MDV III”), WLPJ Partners, A California Limited Partnership (“WLPJ”), Lawrence G. Mohr, Jr. (“Mohr”), William H. Davidow (“Davidow”), Johathan D. Feiber (“Feiber”), and Nancy J. Schoendorf (“Schoendorf”). The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

WLPJ is the general partner of MDV III, and may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by MDV III. Mohr, Davidow, Feiber and Schoendorf are the general partners of WLPJ, and may be deemed to have shared power to vote and shared power to dispose of the shares of issuer directly owned by MDV III.

	(b)	Address of Principal Business Office or, if none, Residence
The address of the principal business office for each of the Reporting Persons is:

Mohr Davidow Ventures
2775 Sand Hill Road, Suite 240
Menlo Park, CA 94025

	(c)	Citizenship MDV III and WLPJ are California limited partnerships and Mohr, Davidow, Feiber and Schoendorf are United States citizens.
	(d)	Title of Class of Securities
Common Stock

	(e)	CUSIP Number
76774E103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable.

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
The following information with respect to the ownership of the Common Stock of the issuer by the persons filing this Statement is provided as of December 31, 2001:
	(a)	Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

	(b)	Percent of class:

See Row 11 of cover page for each Reporting Person.

	(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

See Row 5 of cover page for each Reporting Person.

(ii) Shared power to vote or to direct the vote

See Row 6 of cover page for each Reporting Person.

(iii) Sole power to dispose or to direct the disposition of

See Row 7 of cover page for each Reporting Person.

(iv) Shared power to dispose or to direct the disposition of

See Row 8 of cover page for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class

This amended statement is being filed to report the fact that each Reporting Person has ceased to be the beneficial owner of more than five percent of the Common Stock of Rita Medical Systems, Inc.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

See Item 5.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURES

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2002
	By:	/s/ Lawrence G. Mohr, Jr.
Lawrence G. Mohr, Jr., individually and on
behalf of MDV III in his capacity as a
general partner of WLPJ, the general partner of
MDV III, and on behalf of WLPJ in his capacity as
a general partner thereof.

	By:	/s/ William H. Davidow
William H. Davidow

	By:	/s/ Jonathan D. Feiber
Jonathan D. Feiber

	By:	/s/ Nancy J. Schoendorf
Nancy J. Schoendorf

EXHIBIT INDEX

Exhibit	Found on Sequentially Numbered Page

Exhibit A: Agreement of Joint Filing	13

EXHIBIT A

Agreement of Joint Filing

                                The Reporting Persons hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Rita Medical Systems, Inc. shall be filed on behalf of each of the Reporting Persons.  Note that copies of the applicable Agreement of Joint Filing, dated February 14, 2001, are already on file with the appropriate agencies.